EXECUTIVE INVESTORS TRUST
                   FIRST INVESTORS CASH MANAGEMENT FUND, INC.
                      FIRST INVESTORS FUND FOR INCOME, INC.
                        FIRST INVESTORS GLOBAL FUND, INC.
                      FIRST INVESTORS GOVERNMENT FUND, INC.
                  FIRST INVESTORS INSURED TAX EXEMPT FUND, INC.
                FIRST INVESTORS MULTI-STATE INSURED TAX FREE FUND
              FIRST INVESTORS NEW YORK INSURED TAX FREE FUND, INC.
                           FIRST INVESTORS SERIES FUND
                      FIRST INVESTORS SERIES FUND II, INC.
               FIRST INVESTORS TAX-EXEMPT MONEY MARKET FUND, INC.

                           Plan Pursuant to Rule 18f-3


         Each of the above-referenced funds (each a "Fund" and, collectively, the "Funds") hereby adopt this Plan pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), to address the differing requirements and preferences of potential investors.

A.  CLASSES OFFERED.  The Funds offer the following classes of shares:

         1. CLASS A. Class A shares of each Fund, other than First Investors Cash Management Fund, Inc. and First Investors Tax-Exempt Money Market Fund, Inc. (the "Money Market Funds") are sold with an initial sales charge of up to 6.25% of the amount invested, which is waived for certain purchases. Class A shares of the Money Market Funds are sold at net asset value, with no sales charge. Purchases of Class A shares which aggregate at least $1 million are sold at net asset value. However, if such shares are redeemed within 24 months of purchase, they are subject to a contingent deferred sales charge ("CDSC") of 1.00%. Pursuant to a plan of distribution adopted pursuant to Rule 12b-1 under the 1940 Act ("12b-1 Plan"), Class A shares are subject to a 12b-1 fee in an amount up to an annual rate of 0.30% of each Fund's average daily net assets attributable to Class A shares, of which no more than 0.25% may be paid as a service fee and the balance thereof paid as an asset-based sales charge. These 12b-1 fees are paid to First Investors Corporation ("FIC") as compensation for distribution-related expenses or shareholder services.

         2. CLASS B. Class B shares are sold without an initial sales charge, but are generally subject to a CDSC which declines in steps from 4% to 0% during a six-year period. At the time of redemption, the CDSC will be imposed on the lower of net asset value or the purchase price. The CDSC is waived for certain purchases. Class B shares automatically convert into Class A shares after eight years on the basis of their relative net asset values. Pursuant to a 12b-1 Plan, Class B shares pay a 12b-1 fee in an amount up to an annual rate of 1.00% of each Fund's average daily net assets attributable to Class B shares, of which no

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more than 0.25% may be paid as a service fee and the balance thereof up to 0.75%
paid as an asset-based sales charge. These 12b-1 fees are paid to FIC as compensation for distribution-related expenses or shareholder services.

B. EXPENSES. The expenses of the Funds that cannot be attributed to any one Fund generally are allocated to each Fund based on the relative net assets of the Funds. Certain expenses that may be attributable to a particular Fund, but not a particular Class, are allocated based on the relative daily net assets of each Class. Finally, certain expenses may be attributable to a particular Class of shares of a Fund ("Class Expenses"). Class Expenses are charged directly to the net assets of the particular Class and, thus, are borne on a pro rata basis by the outstanding shares of that Class.

         Examples of Class Expenses may include, but are not limited to, (1) 12b-1 fees, (2) transfer agent fees identified as being attributable to a specific Class, (3) stationery, printing, postage, and delivery expenses related to preparing and distributing materials such as shareholder reports, prospectuses, and proxy statements to current shareholders of a Class, (4) Blue Sky registration fees incurred by a Class, (5) Securities and Exchange Commission registration fees incurred by a Class, (6) expenses of administrative and personnel services as required to support the shareholders of a Class; (7) trustees' or directors' fees or expenses incurred as a result of issues relating to one Class, (8) accounting expenses relating solely to one Class, (9) auditors' fees, litigation expenses, and legal fees and expenses relating to a Class, and (10) expenses incurred in connection with shareholders meetings as a result of issues relating to one Class.

C. CLASS DIFFERENCES. Other than the differences as a result of the Class A and Class B 12b-1 Plans and certain shareholder purchase privileges available to Class A shareholders (as discussed in the prospectus for each Fund), there are no material differences in the services offered to each Class. This Rule 18f-3 Plan is qualified and subject to the terms of the then current prospectus for the applicable Fund; provided, however, that none of the terms set forth in any such prospectus shall be inconsistent with the terms of the Classes set forth in this Plan. The prospectus for each Fund contains additional information about the Classes.

D. EXCHANGE FEATURE. Exchanges are not permitted between the Classes. However, each Class offers exchange privileges within that Class. These exchange privileges may be modified or terminated by a Fund.

Dated: September 25, 1995, as amended April 19, 2001